================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)



                         COMMISSION FILE NUMBER 1-11566



A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                 CompSavings Plan for Employees of CompUSA Inc.


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES:

                                  CompUSA Inc.
                           14951 North Dallas Parkway
                               Dallas, Texas 75240

================================================================================

                 COMPSAVINGS PLAN FOR EMPLOYEES OF COMPUSA INC.


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                                                      Page
                                                                                                      ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                 1

REPORT OF INDEPENDENT AUDITORS                                                                           2

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                                                          3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                                               4

NOTES TO FINANCIAL STATEMENTS                                                                            5

SUPPLEMENTAL SCHEDULES:
     Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes                     12
     Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions                                 13
     Schedule G, Part III - Schedule of Nonexempt Transactions                                          14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


The CompSavings Plan Committee of the
CompSavings Plan for Employees of CompUSA Inc.:


We have audited the accompanying statement of net assets available for benefits of the CompSavings Plan for Employees of CompUSA Inc. (the "Plan") as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the CompSavings Plan for Employees of CompUSA Inc. as of December 31, 1998, were audited by other auditors whose report dated June 24, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of December 31, 1999, and the schedule of nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/ ARTHUR ANDERSEN LLP

                                                        ARTHUR ANDERSEN LLP


Dallas, Texas,
   June 23, 2000

                         REPORT OF INDEPENDENT AUDITORS



The CompSavings Plan Committee of the
CompSavings Plan for Employees of CompUSA Inc.:


We have audited the accompanying statement of net assets available for benefits of the CompSavings Plan for Employees of CompUSA Inc. as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.


                                                          /s/ Ernst & Young LLP

                                                          Ernst & Young LLP


June 24, 1999,
   Dallas, Texas

                 COMPSAVINGS PLAN FOR EMPLOYEES OF COMPUSA INC.

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                                      1999               1998
                                                                  -----------        -----------
ASSETS:
  Investments at fair value                                       $34,897,454        $28,319,341
  Participant loans                                                 1,631,417          1,631,064
  Contributions receivable-
      Participants                                                    641,110            749,164
      Employer                                                      1,335,554          1,439,490
                                                                  -----------        -----------

              Total assets                                         38,505,535         32,139,059
                                                                  -----------        -----------

LIABILITIES:
  Excess contributions payable to participants                          9,503            399,329
  Accrued expenses                                                     54,650                 --
                                                                  -----------        -----------
              Total liabilities                                        64,153            399,329
                                                                  -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                                 $38,441,382        $31,739,730
                                                                  ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                 COMPSAVINGS PLAN FOR EMPLOYEES OF COMPUSA INC.

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                             1999           1998
                                                                         -----------    -----------
INVESTMENT INCOME (LOSS):
  Net appreciation (depreciation) in fair value of investments           $   643,705    $(3,209,667)
  Interest and dividends                                                   1,479,459        289,668
                                                                         -----------    -----------

              Net investment income (loss)                                 2,123,164     (2,919,999)

CONTRIBUTIONS:
  Participants - ordinary                                                 10,548,275     10,053,678
  Participants - rollover                                                  1,432,601      1,062,018
  Employer                                                                 1,368,028      1,439,490
  Transfer of assets from another benefit plan                                    --      1,447,562
                                                                         -----------    -----------

                                                                          13,348,904     14,002,748
                                                                         -----------    -----------
              Total additions                                             15,472,068     11,082,749

WITHDRAWALS BY PARTICIPANTS                                               (8,770,416)    (3,612,704)
                                                                         -----------    -----------
NET INCREASE                                                               6,701,652      7,470,045

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                       31,739,730     24,269,685
                                                                         -----------    -----------

  End of year                                                            $38,441,382    $31,739,730
                                                                         ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                 COMPSAVINGS PLAN FOR EMPLOYEES OF COMPUSA INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


1.   DESCRIPTION OF THE PLAN:

The following description of the CompSavings Plan for Employees of CompUSA Inc. (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was adopted by CompUSA Inc. (the "Company") effective January 1, 1995, for eligible employees of the Company. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974 (ERISA). Merrill Lynch Group Employee Services (the "Trustee"), formerly MasterWorks, acts as trustee for the Plan pursuant to a trust agreement between the Trustee and the Company.

ADMINISTRATION

The Plan is administered by the CompSavings Plan Committee (the "Committee") appointed by the Board of Directors of the Company.

PARTICIPATION

Prior to April 1, 1998, employees became eligible to participate in the Plan after they had reached the age of 21 and had completed 500 hours of service during the previous six months. Effective April 1, 1998, employees became eligible to participate on the first day of the calendar quarter following the first day of employment or, if later, upon reaching the age of 21. Eligible employees can enroll in the Plan on the first day of the next payroll period after meeting the age requirement. Eligible employees who desire to participate in the Plan must elect to participate on the form or forms provided by the CompSavings Plan Committee and authorize the Company to make payroll deductions for contributions to the Plan.

CONTRIBUTIONS

Each year, participants may contribute at least 1% and may contribute up to 15% of pretax annual compensation, as defined in the Plan, provided their contribution for any one year does not exceed the Internal Revenue Service (IRS) maximum dollar limitation which was $10,000 for 1999 and 1998. Effective April 1, 1999, there is no limit on how often a participant may change his or her pre-tax contribution election.

The Company contributes an amount equal to 25% of the first 5% of base compensation that a participant contributes to the Plan ("Required Contribution"). Additional Company amounts may be contributed ("Discretionary Contribution") at the option of the Company's management based on the Company's profitability for the fiscal year that ends within the plan year. The Company may also make an additional discretionary contribution ("Incentive Contribution") to encourage new participation in the Plan. Prior to April 1, 1999, to receive an employer contribution, a participant must be an eligible employee in the Plan on the last day of the plan year and must have completed at least 1,000 hours of service for the plan year. Effective April 1, 1999, a participant is only required to be an eligible employee as defined by the Plan on the last day of the plan year to receive an employer contribution. The Company's management did not authorize a Discretionary Contribution or Incentive Contribution in 1999 or 1998.

Under the provisions of the Plan, 75% of the Company's Required, Discretionary, and Incentive Contributions are invested in the CompUSA Stock Fund, with the remaining 25% paid in cash and invested based on the participants' elections (see Note 7). The Company's Required Contribution to the Plan aggregated $1,335,554 and $1,439,490 in 1999 and 1998, respectively. The Company funded the 1999 and 1998 contributions in March 2000 and March 1999, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations of earnings are based upon the ratio of a participant's account balance to the aggregate of all participant account balances for the funds in which the participant has elected to invest.

Forfeited balances of terminated participants' nonvested accounts may be used to restore nonvested account balances for employees who are rehired, to pay Plan fees and expenses, or to reduce Company contributions. For the 1999 and 1998 plan years, the Company has utilized these funds to pay Plan fees and expenses. In addition, the Company utilized $32,474 of these funds to reduce employer contributions for 1999. Forfeitures aggregated $170,896 and $251,268 in 1999 and 1998, respectively. These funds are maintained in a money market account pending expenditure by the Plan in the future. The money market account invests in interest bearing cash equivalents and is included in the CompUSA Stock Fund.

VESTING

Participants are immediately vested in their pretax and rollover contributions plus actual earnings thereon. The Company's contributions allocated to participants' accounts, plus the actual earnings thereon, vest to the participants based on years of continuous service. Participants vest at a rate of 25% per year and are 100% vested after four years of continuous credited service.

INVESTMENT OPTIONS

Participants may elect the investment of their employee contributions and Company cash contributions in any of the following investment options:

(a) Asset Allocation Fund - Invests in a changing mix of stocks, bonds, and money market securities.

(b) Income Accumulation Fund - Invests in a mix of short-term and medium-term fixed-income securities that produce income for the fund, mostly from interest payments.

(c) Growth Stock Fund - Invests in the stocks of companies that the fund manager believes have potential for above-average long-term capital appreciation. As of December 18, 1998, investment in the Growth Stock Fund was no longer an option for participants. All previous contributions to this fund were transferred to other available funds at the direction of the participants.

(d) S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

(e) CompUSA Stock Fund - Invests primarily in the stock of CompUSA Inc. Participants may not elect to have more than 50% of their employee contributions and Company cash contributions invested in this fund.

(f) Franklin Mutual Beacon Z - Invests in inexpensive stocks based on asset value, mergers, recapitalizations, and spin-offs.

(g) H&W International Fund - Invests primarily in the stock of companies located in multiple countries around the world.

(h) MFS Capital Opportunities A - Invests primarily in moderate-growth companies that are attractively valued relative to their growth prospects.

(i) PIMCO Total Return Class A - Invests exclusively in intermediate term bonds with ratings of BBB or better.

INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated February 10, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The CompSavings Plan Committee believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Because the Plan did not initially meet the tests limiting contributions of certain highly compensated employees, as defined by the IRC, excess contributions for 1999 and 1998 were refunded to certain participants, along with investment earnings on those excess contributions, in accordance with the Plan agreement. Those amounts are recorded in the accompanying balance sheet as "Excess contributions payable to participants."

TERMINATION OF THE PLAN

While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event the Plan is terminated, the participants would become fully vested as to their account balances and the net assets of the Plan would be distributed to the participants in proportion to their respective account balances.

WITHDRAWALS

Upon termination of service, a participant may receive a lump-sum payment equal to his or her vested account balance. Participants who are employees can elect to withdraw a portion of their Plan account balance, subject to certain conditions and restrictions.

In-service hardship withdrawals may be permitted to the extent the Committee determines that a participant has an immediate and heavy financial need for a permitted purpose. In-service withdrawals may also be permitted for eligible rollover contributions as defined by the Plan agreement. Participants who have attained the age of 59 1/2 can elect to have all or a portion of his/her vested benefit distributed to him/her at any time.

LOANS

The Plan provides that participants may request a loan from the Plan in an amount not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The minimum loan amount is $500 and must be repaid, through payroll deductions, within five years. The interest rate charged on participant loans is a fixed rate of interest determined by the CompSavings Plan Committee. Interest rates charged on participant loans ranged from 7.75% to 8.75% and 8.75% to 9.50% in 1999 and 1998, respectively.

EXPENSES AND FORFEITURES

The Company pays all administrative fees and expenses related to maintaining the Plan to the extent such fees and expenses exceed forfeitures. Such expenses were fully offset by forfeitures in 1999 and 1998. The Company also furnishes the Plan with administrative and clerical services and use of Company office space and supplies at no charge. Certain special fees, such as fees for changing investment fund elections more than four times per year and loan maintenance fees, are charged to individual participants' accounts. All such fees have been included in withdrawals by participants.

RELATED PARTY TRANSACTION

The Plan had certain expenses paid by the Company. Additionally, the plan invests in common stocks of the Company as well as mutual funds maintained by the Trustee.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Plan investments in various investment funds are stated at fair value as determined by the Trustee based upon the quoted market prices of the underlying securities comprising the investment funds. Investments in the Company's common stock are valued at the last reported sales price on the last business day of the Plan year. Employee loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Contributions and interest income are recorded on the accrual basis.

ROLLOVER OF PCS COMPLEAT BALANCES

Effective February 26, 1998, a defined contribution plan sponsored by CompUSA Direct, formerly PCs Compleat, a wholly owned subsidiary of the Company, was consolidated with the Company's Plan. As a result, $1,447,562 was transferred to the Plan representing the net assets available for benefits held by those employees in the plan sponsored by PCs Compleat.

PAYMENT OF BENEFITS

Benefits are recorded when paid to the participants.

ADOPTION OF STATEMENT OF POSITION 99-3

As of December 31, 1999 the Plan has adopted the Statement of Position ("SOP") 99-3 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants entitled "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." As a result, reclassifications have been made to eliminate the by-fund reporting for participant-directed investments in 1999 and retroactively applied to 1998.

RECLASSIFICATION

Certain reclassifications have been made to amounts reported in the previous year to conform to the current year's presentation.

3.   INVESTMENTS:

The Plan's investments are held by the Trustee. The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998, are as follows:

                                                                                   1999              1998
                                                                               -----------        ----------
     Asset Allocation Fund-
         Merrill Lynch Allocation Fund for Employee Retirement Plans           $ 5,318,458        $4,771,974

     Income Accumulation Fund-
         Merrill Lynch Income Accumulation Fund for Employee
             Retirement Plans                                                    3,425,028         2,425,687

     S&P 500 Stock Fund-
         Merrill Lynch S&P 500 Stock Fund for Employee Retirement Plans         11,888,600         9,028,970

     MFS Capital Opportunities A Fund-
         Merrill Lynch Mutual Fund for Employee Retirement Plans                 9,145,163         6,250,000

     CompUSA Stock Fund-
         CompUSA Common Stock*                                                   3,656,871         5,144,584

* Nonparticipant directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

                                                                             1999            1998
                                                                          -----------     -----------
                             Mutual funds                                 $ 4,382,805     $ 2,854,047
                             Stock fund                                    (3,739,100)     (6,063,714)
                                                                          -----------     -----------
                                 Net appreciation (depreciation) in
                                   fair value of investments              $   643,705     $(3,209,667)
                                                                          ===========     ===========


4. NONPARTICIPANT-DIRECTED INVESTMENTS:

Certain of the CompUSA Stock Fund's assets are participant-directed but are not separately identified by the trust. Therefore, in accordance with SOP 99-3 the entire fund has been deemed to be nonparticipant-directed for purposes of this disclosure.

                                                                  December 31,
                                                           --------------------------
                                                              1999            1998
                                                           ----------      ----------
         Net assets-
           Investment in CompUSA Common Stock              $3,656,871      $5,467,545
           Investment in Money Market Fund                     58,068
           Employee contributions receivable                  110,403         168,339
           Employer contributions receivable                1,001,665       1,205,235
           Excess contributions payable                                       (38,228)
                                                                           ----------
                                                           $4,827,007      $6,802,891
                                                           ==========      ==========


                                                                    Year Ended
                                                                   December 31,
                                                           ----------------------------
                                                              1999             1998
                                                           -----------      -----------
         Changes in net assets-
             Net depreciation                              $(3,739,100)     $(6,063,714)
             Interest                                           21,433           20,200
             Contributions                                   3,161,840        3,962,787
             Interfund transfers                              (113,165)        (417,994)
             Withdrawals by participants                    (1,306,892)      (1,053,175)
                                                           -----------      -----------
                                                           $(1,975,884)     $(3,551,896)
                                                           ===========      ===========

5.   NONEXEMPT TRANSACTION:

For certain payroll periods during the plan year, the Company failed to remit Participant contributions to the Trustee in a timely manner. This failure constitutes a prohibited transaction under Section 4975 of the Internal Revenue Code. The Company has plans to take the corrective actions required.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                            December 31,
                                                                                     ----------------------------
                                                                                         1999             1998
                                                                                     -----------      -----------
         Net assets available for benefits per the financial statements              $38,441,382      $31,739,730
         Amounts allocated to withdrawing participants                                   (33,437)              --
                                                                                     -----------      -----------
         Net assets available for benefits per the Form 5500                         $38,407,945      $31,739,730
                                                                                     ===========      ===========

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500:

                                                                              Year Ended           Year Ended
                                                                           December 31, 1999    December 31, 1998
                                                                           -----------------    -----------------
         Withdrawals by participants per the financial statements              $8,770,416           $3,612,704

         Add- Amounts allocated to withdrawing participants
              at December 31, 1999                                                 33,437                 -
                                                                               ----------           ----------
         Withdrawals by participants per the Form 5500                         $8,803,853           $3,612,704
                                                                               ==========           ==========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but were not yet paid as of that date.

7.   SUBSEQUENT EVENT:

On January 23, 2000, the Company entered into a merger agreement by and among the Company, Grupo Sanborns, S.A. de C.V, a corporation organized under the laws of the United Mexican States ("Grupo Sanborns") and TPC Acquisition Corp., a Delaware corporation and subsidiary of Grupo Sanborns ("TPC"), providing for a cash tender offer by TPC for all outstanding shares of common stock, $0.01 par value (the "Shares"), of the Company not owned by Grupo Sanborns or its affiliates for $10.10 per Share, and following the tender offer, a merger of TPC with the Company. On January 24, 2000, the Company issued a joint press release announcing the execution of the merger agreement. On February 29, 2000, the merger was completed. Each participant's balance in the CompUSA stock fund was transferred to the Merrill Lynch Income Accumulation Fund, after the merger. Employer contributions subsequent to the merger will be made 100% in cash.

                 COMPSAVINGS PLAN FOR EMPLOYEES OF COMPUSA INC.


 SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

                                 EIN: 75-2261497

                                    PLAN: 001


(a)                      (b)                           (c)                         (d)          (e)
                                              Description of Investment
                  Identity of Issuer,       Including Maturity Date, Rate
                  Borrower, Lessor,         of Interest, Collateral, Par, or                  Current
                  or Similar Party                 Maturity Value                 Cost         Value
             ------------------------       --------------------------------    ---------     -------
*            Merrill Lynch                  Franklin Mutual Beacon Z                        $   579,253

*            Merrill Lynch                  Asset Allocation Fund                             5,318,458

*            Merrill Lynch                  Income Accumulation Fund                          3,425,028

*            Merrill Lynch                  S&P 500 Stock Fund                               11,888,600

*            Merrill Lynch                  H&W International Fund                              444,033

*            Merrill Lynch                  MFS Capital Opportunities A                       9,145,163

*            Merrill Lynch                  PIMCO Total Return Class A                          381,980

*            Participant Loans              Interest rates ranging from
                                                    7.75% to 8.75%                            1,631,417

NONPARTICIPANT-DIRECTED

*            CompUSA Inc.                   Common Stock                        8,146,144     3,656,871

*            Merrill Lynch                  Money Market Fund                      58,068        58,068

* Column (a) indicates each identified person/entity known to be a party-in-interest.

Note (1): Column D is not applicable for participant directed investments and has therefore only been completed for non-participant directed investments.

     This supplemental schedule lists assets held for investment purposes at
      December 31, 1999, as required by the Department of Labor's Rules and
                    Regulations for Reporting and Disclosure.

                 COMPSAVINGS PLAN FOR EMPLOYEES OF COMPUSA INC.

       SCHEDULE H, PART IV, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 EIN: 75-2261497

                                    PLAN: 001

                                                                                                        (h)              (i)
                                                                                           (g)    Current Value of
               (a)                      (b)                 (c)            (d)         Cost of        Asset on           Net
  Identity of Party Involved     Description of Asset  Purchase Price  Selling Price    Asset     Transaction Date      (Loss)
-------------------------------  --------------------  --------------  -------------  ----------  ----------------   ------------
SERIES OF TRANSACTIONS:
CompUSA Inc.*                     CompUSA Stock Fund     $4,003,836      $1,704,116   $2,981,886     $1,704,116      $(1,277,770)
                                     746 purchases
                                       633 sales










Columns (e) and (f) are not applicable to this plan and have been omitted accordingly. *Party-in-interest.

This supplemental schedule lists nonparticipant-directed transactions in excess of 5% of plan assets as of the beginning of the plan year, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                 COMPSAVINGS PLAN FOR EMPLOYEES OF COMPUSA INC.

            SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 EIN: 75-2261497

                                    PLAN: 001


              (a)                                  (b)                                        (c)
                                                                                  Description of transactions
                                          Relationship to plan,                  including maturity date, rate
                                            employer or other                   of interest, collateral, par or
   Identity of party involved               party-in-interest                           maturity value
-------------------------------  -------------------------------------   -------------------------------------------

CompUSA Inc.                     Employer/Plan Sponsor                   Contributions of $2,045 for the payroll
                                                                         paid on 12/31/98 were deposited on 1/28/99

CompUSA Inc.                     Employer/Plan Sponsor                   Contributions of $9,235 for the payroll
                                                                         paid on 5/21/99 were deposited on 6/24/99

CompUSA Inc.                     Employer/Plan Sponsor                   Contributions of $6,119 for the payroll
                                                                         paid on 5/28/99 were deposited on 6/24/99

CompUSA Inc.                     Employer/Plan Sponsor                   Contributions of $3,402 for the payroll
                                                                         paid on 10/29/99 were deposited on 11/26/99

CompUSA Inc.                     Employer/Plan Sponsor                   Contributions of $2,544 for the payroll
                                                                         paid on 11/24/99 were deposited on 12/22/99

CompUSA Inc.                     Employer/Plan Sponsor                   Contributions of $2,594 for the payroll
                                                                         paid on 12/23/99 were deposited on 1/31/00

CompUSA Inc.                     Employer/Plan Sponsor                   Contributions of $297,227 for the payroll
                                                                         paid on 12/31/99 were deposited on 1/31/00


Note (1) Columns (d) through (j) are not applicable to this plan and have been omitted accordingly.

             This supplemental schedule lists nonexempt transactions
            for the year ended December 31, 1999, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the CompSavings Plan Committee for the CompSavings Plan for Employees of CompUSA Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                CompSavings Plan for Employees of CompUSA Inc.

By CompSavings Plan Committee appointed pursuant to the Plan:


Date:  June 28, 2000          By:    /s/ Harold F. Compton
                                     -----------------------------------------
                                     Harold F. Compton, Committee Member